Exhibit 99.2

FORM OF PROXY CARD

SodaStream

International Ltd.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD

OF DIRECTORS

For use by shareholders of record of SodaStream International Ltd. at the Annual General Meeting of the Shareholders to be held on June 21, 2018, at 2:00 pm., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment or postponement thereof.

(Please use BLOCK CAPITALS)

I ____________________________________________ ,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint Daniel Erdreich, the Company’s Chief Financial Officer, and Dotan Bar-Natan, the Company’s General Counsel, or either one of them, or any substitute appointed by either one of them, as my proxy to vote for me and on my behalf at the Annual General Meeting of the Shareholders of the Company to be held on June 21, 2018 (the “Meeting”) at the Company’s offices at the aforementioned address and at any adjournment or postponement thereof. By my signature, I hereby revoke any and all proxies previously given.

In order for a vote on Proposal 2 to be counted, the voting shareholder must indicate whether or not he or she has a “personal interest” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in the resolution under the relevant proposal or is a “controlling shareholder” (as defined under the Companies Law) by checking the appropriate box below. If you fail to so indicate, your share will not be voted in respect of Proposal 2. (PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company).

This proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made with respect to a proposal, the proxy will be voted “FOR” each proposal that is recommended by the Company’s board of directors, with the exception of Proposal 2. Should any other matter requiring a vote of the shareholders arise, the proxy holders are authorized to vote in accordance with their best judgment. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED ON THE REVERSE SIDE.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Address Change/Comments: ____________________________________________

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side)

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

SodaStream International Ltd.

June 21, 2018

You must notify us whether or not you have a personal interest in Proposal 2, or are a controlling shareholder of the Company, by checking the appropriate box below. If you fail to so indicate, your share will not be voted in respect of Proposal 2. (PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Therefore, if your interest in a proposal arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest).

I direct that my vote(s) be cast on each resolution as indicated in the appropriate space.

			FOR	AGAINST	ABSTAIN
1.	TO ELECT AND RE-ELECT each of the following individuals to serve as a Class II director and to hold office until the annual general meeting of shareholders to be held in 2021:

	1a.	Eytan Glazer	☐	☐	☐

	1b.	Lauri Hanover	☐	☐	☐

	1c.	Stanley Stern	☐	☐	☐

2.	TO APPROVE the grant of performance-based restricted share units and service-based restricted share units to the Chief Executive Officer of the Company, Mr. Daniel Birnbaum.		☐	☐	☐

	• Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 2 above (If your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest)? (MUST BE COMPLETED)		☐ Yes	☐ No

IF YOU DO NOT STATE WHETHER YOU ARE A CONTROLLING SHAREHOLDER OR HAVE PERSONAL INTEREST YOUR SHARES WILL NOT BE VOTED FOR PROPOSAL 2.

3.	TO APPROVE an increase in the number of ordinary shares reserved for issuance under the Company’s 2010 Employee Share Option Plan.		☐	☐	☐

4.	TO APPROVE AND RATIFY the re-appointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2018 and until the next annual general meeting of shareholders.		☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [PLEASE SIGN WITHIN BOX]	Date

To be valid, this form of proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deliver shall render the appointment invalid. You may fax this proxy to the Company at +972-3-973-6667 (Attn: Dotan Bar-Natan), scan and email it to dotanb@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900 Israel.

1.	Any alterations to this form must be initialed.
2.	The complete form of the proposed resolutions and any ancillary documents may be viewed at the offices of the Company at its above-mentioned address on Sunday – Thursday between the hours 9:00 a.m. – 1:00 p.m., upon prior coordination with Dotan Bar-Natan at +972-3-976-2309.

To change the address on your account, please check the box at right and indicate your new address in the address space on the reverse side. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐